EXHIBIT 4.3.1

MRM/RUP

6 January 2004

Strictly Private & Confidential
Mr Norman McLuskie
Chairman, Retail Direct
1st Floor
42 St Andrew Square
Edinburgh
EH2 2YE

Dear Norman,

I refer to your recent appointment as Chairman of Retail Direct. With reference to such appointment the following confirms:

(a) agreed amendments to your service agreement dated 9 October 1997 (the “Service Agreement”); and

(b) agreement that you will no longer be eligible to receive awards under the Medium-term Performance Plan.

Unless the context otherwise admits, capitalised terms in this letter shall have the meanings ascribed to them in the Service Agreement.

IT IS AGREED as follows:

(a)	In respect of the Service Agreement

1.	In clause FIRST (Position) the words “Managing Director, Operations ” shall be deleted and replaced by the following:

“Chairman, Retail Direct ”.

2.	Clause FIFTEENTH (Bonuses) shall be deleted in its entirety.

3.	Clause EIGHTEENTH (Executive Share Option Scheme) shall be deleted in its entirety.

(b)	In respect of the Medium term Performance Plan

1.	that you will no longer be eligible to receive awards under the Medium-term Performance Plan.

The amendments/changes stated in paragraphs (a) and (b) above shall have (retrospective) effect from 1 January 2004.

Please acknowledge your acceptance of the terms of this letter by signing in the space provided below.

Yours sincerely,

/s/ M R McLean
For and on behalf of
The Royal Bank of Scotland plc

Agreed and accepted

/s/ N. McLuskie
For and on behalf of
Norman McLuskie